Nova Minerals Ltd.

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

May 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Karl Hiller
John Cannarella
John Coleman
Daniel Morris
Liz Packebusch

Re:	Nova Minerals Ltd
Registration Statement on Form F-1
Filed April 15, 2024
File No. 333-278695

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Nova Minerals Ltd., an Australian corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 29, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on April 15, 2024.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are currently with this letter filing with the Commission, Amendment No. 1 to the Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Registration Statement on Form F-1 filed April 15, 2024

Recent Developments, page 9

1.	Please revise your disclosure here and elsewhere, as appropriate, to describe the consequences if you are unable to obtain shareholder approval of the Variation Agreement.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Securities and Exchange Commission
May 3, 2024

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk, page 43

2.	We note that you have recorded foreign exchange gains or losses to your statement of profit or loss and other comprehensive income for all periods presented, including a foreign exchange loss of $1,549,439 which represents 17% of your net loss for the 6 months ended December 31, 2023. Please address the following:

●	Tell us why you believe your current exposure to currency risk is not significant as disclosed on page 43;

●	Tell us and disclose the nature of the foreign exchange transactions that give rise to the foreign exchange gains or losses recorded in your statement of profit or loss and other comprehensive income for all periods presented; and

●	Your tabular disclosure on page F-37 suggests that these foreign exchange gains may relate to intercompany loans. If true, tell us how you considered the guidance set forth in paragraphs 15 and 15A of IAS 21 in determining whether settlement is planned or likely to occur in the foreseeable future.

Response: In response to the Staff’s comments, additional disclosure has been included in the Amendment with respect to the foreign currency exchange risk disclosure to provide more detail that the foreign exchange gains or losses recorded in our statement of profit or loss and other comprehensive income are principally due to the revaluation of intercompany loans and financial liabilities to the current applicable foreign exchange rate at the end of each reporting period, and that where possible we mitigate foreign currency exchange risk by making payment for transactions in the native currency in which the transaction was incurred.

In response to the Staff’s comment about paragraphs 15 and 15A of IAS 21, we advise that the foreign exchange gains or losses recorded in the profit or loss and other comprehensive income are principally due to the revaluation of intercompany loans to the current applicable foreign exchange rate at the end of each reporting period. Settlement of these intercompany loans is planned to occur once mining operations have commenced and gold has been poured, which as per the timeline on page 8 of the Amendment, is currently planned to occur in late 2028. Based on this we therefore do not consider paragraph 15 to be applicable to our intercompany loans as there is an intention to pay the loans back. We also do not consider paragraph 15A to be applicable as there is an intention to repay the loans once mining and the first gold pour commences, which is currently planned to occur in late 2028. These loans also need to be repaid before any dividends can be paid to the joint venture partners.

Business, page 61

3.	We note that your summary of exploration results beginning on page 51 appears to include the results of some samples but not all samples. If this is correct, please expand this disclosure to include a discussion of the context and justification for excluding the other sample results to comply with Item 1304(g)(2) of Regulation S-K.

Securities and Exchange Commission
May 3, 2024

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

4.	Please remove and refrain from reporting resource estimates that have not been prepared in accordance with Subpart 1300 of Regulation S-K, such as the Asra Minerals Limited resource that is disclosed on page 61.

Response: In response to the Staff’s comment, the resource estimates for Asra Minerals Limited have been removed in the Amendment.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

*****

Sincerely,

/s/ Christopher Gerteisen
Christopher Gerteisen
Chief Executive Officer

cc:	Jeffrey Fessler

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